UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

June 27, 2021

(Date of Report (Date of earliest event reported))

GRASS QOZF, INC.

(Exact name of registrant as specified in its charter)

Nevada	84-2497994
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

204 West Spear Street, #3861, Carson City, Nevada	89703
(Address of principal executive offices)	(ZIP Code)

(775) 886-0802

(Registrant’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

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Item 9.	Other Events

Amended and Restated Bylaws

On June 27, 2021, the board of directors of GRASS QOZF, Inc., a Nevada corporation (the “Company”), approved Amended and Restated Bylaws. Section 9 of the original Bylaws stated the following:

Each stockholder entitled to vote in accordance with the terms and provisions of the certificate of incorporation and these by-laws shall be entitled to one vote, in person or by proxy. Upon the demand of any stockholder, the vote for directors and upon any question before the meeting shall be by ballot. All elections for directors shall be decided by plurality vote; all other questions shall be decided by majority vote except as otherwise provided by these bylaws, director's corporate resolution or the laws of the State of Nevada.

Section 9 of the Amended and Restated Bylaws now states:

Each stockholder entitled to vote in accordance with the terms and provisions of the certificate of incorporation and these by-laws shall be entitled to one vote per share standing in their name on the books of the corporation, in person or by proxy. Upon the demand of any stockholder, the vote for directors and upon any question before the meeting shall be by ballot. All elections for directors shall be decided by plurality vote; all other questions shall be decided by majority vote except as otherwise provided by these bylaws, director’s corporate resolution or the laws of the State of Nevada.

The Amended and Restated Bylaws are filed as Exhibit 2.1 to this Current Report on Form 1-U.

Exhibit Index

Exhibit No.	Description

2.1	Amended and Restated Bylaws

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRASS QOZF, INC.

Date: June 28, 2021	By:	/s/ Don Harmer
	Name:	Don Harmer, CEO

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